Mail Stop 3561

July 19, 2006

Charles Sander, President
Catcher Holdings, Inc.
39526 Charlestown Pike
Hamilton, VA  20158-3322


      RE:  Catcher Holdings, Inc. ("the company")
              Amendment No. 1 to Registration Statement on Form SB-2
              Filed June 16, 2006
              File No.  333-133579

Dear Mr. Sander:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. If true, please indicate in the "Overview" section that commercial sales of the CATCHER device have not commenced and additional authorizations are needed before those sales may begin.





Risk Factors, page 9

1. We note your disclosure of issuances of securities that are in violation of Section 5 under the Securities Act of 1933. Accordingly, it appears that these financial instruments may be redeemable at the option of the holder. Please tell us why these financial instruments are not presented separately from stockholders` equity. Please refer to the guidance in ASR 268 and Section I.A. of the Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, available on our website. Also, please make the appropriate disclosure in MD&A and the footnotes to discuss the matter.

Management`s Discussion and Analysis . . . ., page 16
2. Please explain the basis for the statement under "Results of Operations - Comparison of the three months ended March 31, 2006 and
2005 (unaudited)" that you "expect to begin full scale production during the second quarter of 2006." In this regard, the business section refers to the need for additional authorizations and possible delays in commercial sales if those authorizations are not obtained.

Company Overview, page 26
3. The second paragraph indicates that additional authorizations "may be required" for initial and future production units and those authorizations may be delayed, which in turn could delay sales of units. Later in this section, please explain the additional authorizations that may be required and the time frame and cost to obtain them. Please revise your MD&A section to explain the possible ramifications to the company from delays in obtaining such equipment authorizations and the resulting delay in the commencement of sales of the units. Further, please add a risk factor on this matter or tell us why a risk factor is not appropriate.

Intellectual Property, page 28

4. We note that the Non-Final Action had a response due date of June
21, 2006. Since that date has passed, please update to reflect the status of this Action.
5. We note Mr. Tabankin`s signing over the provisional patent in March, 2006 and that the company has 12 months to complete a full patent filing to back up this provisional application. Please disclose the status of the full patent filing. If the filing has not occurred, please disclose the plans to file such patent.



Financials Statements

Consolidated Statement of Operations, F-5

6. We have read your response to comment 26 noting the provisional patent and trade name that were being utilized by LCM were transferred by Ira Tabankin to Catcher, Inc. at the formation for an equity interest in the new entity. This intellectual property appears to have been recorded at fair value and expensed as "acquired research and development". Your response indicates that Ira Tabankin was the sole shareholder of LCM and has obtained a 36% equity interest in the new entity, Catcher, Inc. as well as the only board position and is one of two members of management. Considering the ownership by Ira Tabankin in LCM and Catcher, Inc. and his continued involvement in the operations of Catcher, Inc., it appears that the intellectual property transferred to Catcher, Inc should be recorded at the predecessor value which is zero. Please revise.

Notes to Consolidated Financial Statements

Note 3 - Asset Purchase, F-14

7. We have read your response to comment 27 noting that you have considered the transaction between LCM and Catcher, Inc. as a business combination accounted for as a reverse acquisition under SFAS 141. We also note you cited paragraph (17) of SFAS 141 as guidance to support LCM as the accounting acquirer. Considering there was no exchange of equity interests, it is not clear how you determined paragraph (17) is applicable. Conversely, it would appear
Catcher, Inc. is the accounting acquirer (consistent with paragraph
(16) of SFAS 141) as they assumed the $836,000 of outstanding liabilities. Accordingly, the historical financial statements presented should not be that of LCM, but of Catcher, Inc. Please revise.
8. We also noted your response to comment 27, indicating that you believe EITF 98-3 supports your position that the LCM asset purchase would qualify as a business. The example you cited (specifically, example 4 scenario 5) provides an example situation in which the development activities have progressed into a successful beta version of the product, there has been the achievement of a successful production run, and they are in the process of shipping the product to the customers. Your circumstances are somewhat different; in the second sentence under the section "Revenue" on page 18 of your registration statement, the initial prototype of the "Catcher" product was completed in August 2005 (four months after the LCM transaction). Further, you only recently received orders in the first part of 2006 and production has not begun. It is our position that if the assets transferred (or asset set) is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business. Accordingly, the transaction appears to be a purchase or transfer of assets between related parties (with no step up in basis) and not the acquisition of a business under the guidance of EITF 98-3. Please revise accordingly.

Part II.


Other Exchange Act Filings

9. Please revise your Forms 10-KSB for the year ended December 31, 2005 and 10-QSB for the quarterly period ended March 31, 2006
(filed
April 26, 2006) and any other applicable filings to comply with the comments above.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Angela Halac at (202) 551-3398 with any accounting related questions, and Janice McGuirk at (202) 551-3395 with any other questions.




	Sincerely,





	John Reynolds

	Assistant Director




cc:   Jeremy D. Glaser, Esq.
        via fax  (858) 720-5125






Charles Sander
Catcher Holdings, Inc.
July 19, 2006
Page 1